

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2021

Norman E. Snyder
Chief Executive Officer
Reed's, Inc.
201 Merritt 7
Norwalk, CT 06851

      Re: Reed's, Inc.
          Form 10-K for the Year Ended December 31, 2020
          Filed March 30, 2021
          File No. 001-32501

Dear Mr. Snyder:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Manufacturing